FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Credit Suisse First Boston Mortgage Securities Corp.
Exact Name of Registrant as Specified in Charter

0000802106
Registrant CIK Number

Form 8-K, February 1, 2005, Home Equity Mortgage Pass Through Certificates, Series 2005-1
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-120966
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)




05003709


RECEIVED
FEB 0 4 2005
WASH, D.C.
213
SECTION

[TPW: NYLEGAL:305764.1] 17070-00318 02/03/2005 04:40 PM

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CREDIT SUISSE FIRST BOSTON
MORTGAGE SECURITIES CORP.

By: 
Name: KEVIN STEELE
Title: VICE PRESIDENT

Dated: February 1, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

---

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

DERIVED INFORMATION [01/24/05]

HEMT Series 2005-1

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

Hemt 2005-1 Prelim
BALLOONS ONLY

Principle Balance at Origination

Principle Balance at Origination	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
0.01 - 25,000.00	1,338	25,806,254.66	8.88	677	95.48	10.81	73.77
25,000.01 - 50,000.00	2,691	96,852,586.32	33.34	678	97.16	10.32	88.87
50,000.01 - 75,000.00	1,335	81,951,957.58	28.21	682	97.02	10.12	91.46
75,000.01 - 100,000.00	503	43,559,690.16	14.99	687	96.67	9.97	94.41
100,000.01 - 125,000.00	165	18,543,908.40	6.38	698	96.62	10.03	92.18
125,000.01 - 150,000.00	75	10,399,090.36	3.58	707	94.55	10.19	90.59
150,000.01 - 175,000.00	27	4,352,813.20	1.5	712	94.83	9.6	89.15
175,000.01 - 200,000.00	31	5,893,551.61	2.03	722	89.18	9.81	96.61
200,000.01 - 225,000.00	6	1,260,714.10	0.43	660	87.7	10.85	100
225,000.01 - 250,000.00	1	228,926.57	0.08	650	90	9.5	100
275,000.01 - 300,000.00	2	598,868.27	0.21	678	86.8	8.38	100
300,000.01 - 325,000.00	1	318,070.17	0.11	712	100	10.25	100
325,000.01 - 350,000.00	1	330,460.88	0.11	656	93.64	11.5	100
400,000.01 - 425,000.00	1	416,342.52	0.14	687	90	9	100
Total:	**6,177**	**290,513,234.80**	**100**	**684**	**96.49**	**10.21**	**89.64**

Scheduled Balance

Scheduled Balance	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
0.01 - 25,000.00	1,347	26,029,803.13	8.96	676	95.48	10.82	74
25,000.01 - 50,000.00	2,684	96,728,427.17	33.3	678	97.16	10.32	88.85
50,000.01 - 75,000.00	1,335	82,002,474.95	28.23	682	97.03	10.12	91.46
75,000.01 - 100,000.00	501	43,409,783.47	14.94	688	96.66	9.97	94.39
100,000.01 - 125,000.00	166	18,668,784.26	6.43	699	96.64	10.03	92.23
125,000.01 - 150,000.00	74	10,274,214.50	3.54	707	94.49	10.19	90.47
150,000.01 - 175,000.00	28	4,527,167.70	1.56	710	94.83	9.79	89.56
175,000.01 - 200,000.00	30	5,719,197.11	1.97	724	89.01	9.67	96.51
200,000.01 - 225,000.00	6	1,260,714.10	0.43	660	87.7	10.85	100
225,000.01 - 250,000.00	1	228,926.57	0.08	650	90	9.5	100
275,000.01 - 300,000.00	2	598,868.27	0.21	678	86.8	8.38	100
300,000.01 - 325,000.00	1	318,070.17	0.11	712	100	10.25	100
325,000.01 - 350,000.00	1	330,460.88	0.11	656	93.64	11.5	100
400,000.01 - 425,000.00	1	416,342.52	0.14	687	90	9	100
Total:	**6,177**	**290,513,234.80**	**100**	**684**	**96.49**	**10.21**	**89.64**

FICO

FICO	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
<= 0	1	52,446.36	0.02	0	95	10.88	100
526 - 550	2	39,130.74	0.01	533	95.99	15.08	100
551 - 575	6	256,843.14	0.09	564	96.67	12.84	100
576 - 600	270	10,605,784.46	3.65	590	98.97	10.83	100
601 - 625	567	22,191,723.88	7.64	615	98.13	11.19	99.03
626 - 650	974	44,103,872.58	15.18	639	96.34	10.87	97.37
651 - 675	1,239	57,127,710.72	19.66	663	96.51	10.6	93.14
676 - 700	1,084	53,055,602.39	18.26	688	96.05	10.01	88.4
701 - 725	864	43,726,274.76	15.05	713	96.68	9.68	84.76
726 - 750	540	27,406,510.53	9.43	737	96.62	9.44	82.39
751 - 775	404	20,720,834.21	7.13	762	95.36	9.47	77.67
776 - 800	188	9,687,445.55	3.33	786	95.11	9.19	77.77
801 - 825	37	1,496,248.56	0.52	807	91.09	8.88	75.29
826 - 850	1	42,806.92	0.01	834	100	9	100
Total:	**6,177**	**290,513,234.80**	**100**	**684**	**96.49**	**10.21**	**89.64**

Original Term

Original Term	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
61 - 120	26	646,445.29	0.22	659	98.46	12.25	100
121 - 180	5,897	276,586,602.66	95.21	685	96.38	10.18	89.13
181 - 240	254	13,280,186.85	4.57	665	98.78	10.64	99.76
Total:	**6,177**	**290,513,234.80**	**100**	**684**	**96.49**	**10.21**	**89.64**

Original Amortization Term

Original Amortization Term	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
181 - 240	17	683,096.14	0.24	627	100	10.48	100
301 - 360	6,160	289,830,138.66	99.76	684	96.48	10.21	89.62
Total:	**6,177**	**290,513,234.80**	**100**	**684**	**96.49**	**10.21**	**89.64**

Remaining Term to Maturity

Remaining Term to Maturity	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
61 - 120	26	646,445.29	0.22	659	98.46	12.25	100
121 - 180	5,897	276,586,602.66	95.21	685	96.38	10.18	89.13
181 - 240	254	13,280,186.85	4.57	665	98.78	10.64	99.76
Total:	**6,177**	**290,513,234.80**	**100**	**684**	**96.49**	**10.21**	**89.64**

Property Type

Property Type	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
2 - 4 Family	430	24,964,561.21	8.59	703	94.23	10.16	73.74
Condominium	481	20,486,536.67	7.05	689	97.39	10.23	87.1
Co-op	1	27,155.08	0.01	707	100	9	100
PUD	1,211	59,171,041.40	20.37	693	96.06	10.15	84.7
Single Family Residence	4,054	185,863,940.44	63.98	678	96.83	10.23	93.63
Total:	**6,177**	**290,513,234.80**	**100**	**684**	**96.49**	**10.21**	**89.64**

Occupancy Status

Occupancy Status	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
Investment	695	23,766,757.64	8.18	716	91.51	10.87	0
Primary	5,325	260,425,733.80	89.64	680	97.05	10.15	100
Secondary	157	6,320,743.36	2.18	719	92.12	10.08	0
Total:	**6,177**	**290,513,234.80**	**100**	**684**	**96.49**	**10.21**	**89.64**

Purpose

Purpose	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
Purchase	5,018	235,227,678.30	80.97	689	97.33	10.22	88.08
Refinance - Cashout	926	45,985,266.73	15.83	663	92.74	10.24	96.6
Refinance - Rate Term	233	9,300,289.77	3.2	670	93.77	9.75	94.81
Total:	**6,177**	**290,513,234.80**	**100**	**684**	**96.49**	**10.21**	**89.64**

Combined LTV - Given

Combined LTV - Given	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
0.01 - 10.00	1	19,948.05	0.01	696	9.48	6.75	100
10.01 - 20.00	2	25,705.63	0.01	679	19.45	10.36	100
20.01 - 30.00	1	97,544.42	0.03	699	26.96	9.75	100
30.01 - 40.00	4	200,408.75	0.07	659	36.39	11.67	100
40.01 - 50.00	4	397,090.88	0.14	778	48.53	8.63	90.44
50.01 - 60.00	5	293,006.83	0.1	652	58.13	10.29	100
60.01 - 70.00	19	1,466,919.28	0.5	695	65.74	9.22	89.8
70.01 - 80.00	110	7,268,777.05	2.5	680	77.98	8.82	81.41
80.01 - 90.00	1,018	43,635,224.84	15.02	696	89.19	9.65	66.4
90.01 - 95.00	1,078	49,367,659.41	16.99	698	94.7	10.27	74.71
95.01 - 100.00	3,935	187,740,949.66	64.62	678	99.9	10.39	99.25
Total:	**6,177**	**290,513,234.80**	**100**	**684**	**96.49**	**10.21**	**89.64**

State

State	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
California	1,434	97,286,337.52	33.49	689	96	10.03	90.95
Nevada	576	27,959,408.21	9.62	701	96.12	9.94	79.38
Florida	387	15,564,057.02	5.36	665	97.6	10.37	87
New York	205	13,606,693.40	4.68	686	92.77	9.51	89.19
Arizona	388	12,354,871.77	4.25	686	96.48	10.34	76.26
Texas	397	12,282,093.63	4.23	665	98.79	10.38	91.65
Washington	280	11,787,822.84	4.06	666	98.12	10.49	97.13
Virginia	212	11,274,722.27	3.88	675	97.34	10.52	95.31
Maryland	217	11,273,587.76	3.88	679	97.55	10.77	95.97
Georgia	303	10,313,728.38	3.55	687	97.78	10.28	87.66
New Jersey	156	8,746,611.84	3.01	705	90.87	9.68	91.31
Oregon	196	6,647,966.47	2.29	679	97.63	10.52	94.68
Colorado	157	6,552,201.47	2.26	682	97.25	10.22	91.2
Illinois	136	6,033,759.25	2.08	695	96.16	10.55	89.85
Ohio	162	4,682,647.79	1.61	657	98.78	10.75	97.63
Other	971	34,146,725.18	11.75	677	97.6	10.55	91.06
Total:	**6,177**	**290,513,234.80**	**100**	**684**	**96.49**	**10.21**	**89.64**

Documentation Type

Documentation Type	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
Full/Alt	2,626	108,261,246.36	37.27	664	97.66	10.07	92.91
NINA	234	10,260,159.43	3.53	714	92.9	11.26	94.91
Reduced	2,730	144,241,879.93	49.65	696	96.08	10.16	87.36
Stated/Stated	587	27,749,949.08	9.55	689	95.41	10.61	86.8
Total:	**6,177**	**290,513,234.80**	**100**	**684**	**96.49**	**10.21**	**89.64**

Current Rate

Current Rate	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
5.501 - 6.000	2	117,957.28	0.04	658	93.74	5.77	100
6.001 - 6.500	36	1,657,709.86	0.57	739	88.91	6.49	97.22
6.501 - 7.000	103	4,954,084.37	1.71	732	89.9	6.85	97.34
7.001 - 7.500	150	7,214,131.55	2.48	725	91.88	7.34	96.9
7.501 - 8.000	215	10,818,398.20	3.72	714	94.02	7.87	95.47
8.001 - 8.500	244	12,641,719.64	4.35	713	93.63	8.37	91.24
8.501 - 9.000	594	33,384,614.75	11.49	702	96.82	8.88	94.55
9.001 - 9.500	666	32,950,296.15	11.34	695	96.23	9.36	92.58
9.501 - 10.000	846	41,465,293.17	14.27	688	96.76	9.88	87.91
10.001 - 10.500	718	33,900,886.93	11.67	675	97.48	10.35	88.58
10.501 - 11.000	817	37,404,597.12	12.88	664	97.62	10.84	89.78
11.001 - 11.500	466	21,742,417.19	7.48	663	97.62	11.32	90.83
11.501 - 12.000	448	21,163,148.01	7.28	665	96.84	11.85	84.68
12.001 - 12.500	386	15,473,990.95	5.33	681	96.26	12.43	69.24
12.501 - 13.000	101	3,275,797.16	1.13	664	97.86	12.85	91.2
13.001 - 13.500	92	2,784,239.45	0.96	651	97.48	13.35	93.55
13.501 - 14.000	119	3,665,175.10	1.26	642	97.61	13.87	96.04
14.001 - 14.500	145	5,095,143.99	1.75	649	98.59	14.48	89.94
14.501 - 15.000	22	627,008.28	0.22	625	99.54	14.89	100
15.001 - 15.500	2	54,558.78	0.02	645	100	15.33	100
15.501 - 16.000	5	122,066.87	0.04	599	99.51	15.73	100
Total:	**6,177**	**290,513,234.80**	**100**	**684**	**96.49**	**10.21**	**89.64**

Interest Only

Interest Only	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
0	6,175	290,411,058.86	99.96	684	96.49	10.21	89.65
36	2	102,175.94	0.04	697	94.84	9.06	74.27
Total:	**6,177**	**290,513,234.80**	**100**	**684**	**96.49**	**10.21**	**89.64**

Prepay Penalty Period

Prepay Penalty Period	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
0	3,889	178,542,804.75	61.46	691	95.74	10.16	87.26
3	3	87,449.15	0.03	663	90.83	9.99	83.37
6	148	9,364,341.12	3.22	696	95.84	10.06	74.57
12	262	17,273,014.51	5.95	689	94.71	10.04	84.68
24	866	43,858,236.46	15.1	672	98.75	10.22	98.01
36	907	37,948,375.14	13.06	661	98.69	10.41	98.16
48	3	80,503.68	0.03	621	95.77	13.53	64.59
60	99	3,358,509.99	1.16	677	93.4	11.61	78.98
Total:	**6,177**	**290,513,234.80**	**100**	**684**	**96.49**	**10.21**	**89.64**

LIEN POSITION

LIEN POSITION	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
1	2	35,689.23	0.01	659	14.12	9.06	100
2	6,175	290,477,545.57	99.99	684	96.5	10.21	89.64
Total:	**6,177**	**290,513,234.80**	**100**	**684**	**96.49**	**10.21**	**89.64**

DERIVED INFORMATION [01/24/05]

HEMT Series 2005-1

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

FICO Low	FICO High	CBLTV	Wtd Avg Current Balance	Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg CBLTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only
500	524	> 65%	24,654.55	147,927.28	12.83	-	509	38.80	87.39	87.96	-	100.00	57.04	-	42.96	-
525	549	> 65%	39,215.30	313,722.37	12.50	-	533	39.05	78.83	96.62	3.07	100.00	57.35	42.65	-	-
550	574	> 65%	15,356.89	614,275.66	12.24	-	565	40.99	92.88	53.03	-	99.46	94.66	5.34	-	-
575	599	> 70%	36,290.46	23,044,444.30	10.86	-	590	42.28	98.62	2.90	1.47	100.00	95.65	1.75	2.59	-
600	624	> 70%	39,242.20	61,100,105.31	11.14	-	614	41.06	98.65	9.44	10.27	99.33	81.94	15.05	2.57	-
625	649	> 70%	43,222.57	107,408,080.66	11.13	-	637	40.54	97.93	19.27	14.55	98.54	45.84	46.67	5.69	0.26
650	674	> 80%	46,093.52	121,640,810.49	10.75	-	662	40.45	97.97	22.59	14.05	96.63	28.65	60.81	7.87	1.48
675	699	> 80%	48,521.47	105,048,971.73	10.22	-	687	39.68	97.87	27.35	17.34	92.57	24.01	63.99	9.15	3.19
700	724	> 80%	49,966.93	74,550,652.92	9.83	-	711	39.22	97.50	30.47	18.79	89.23	22.07	62.55	10.64	4.75
725	749	> 85%	50,961.25	46,578,581.68	9.57	-	736	38.79	97.77	32.95	15.53	89.06	25.02	61.33	8.82	6.64
750	774	> 85%	50,551.80	30,634,390.72	9.53	-	761	38.60	97.28	29.98	20.87	83.31	28.43	58.68	7.59	5.55
775	799	> 85%	52,546.22	15,606,227.92	9.36	-	785	37.90	96.63	34.34	17.98	84.95	29.57	54.43	6.67	5.05
800 max		> 85%	38,828.31	2,057,900.45	8.97	-	807	36.82	96.11	38.18	19.07	73.73	40.94	44.84	5.46	-

LTV Low	LTV High	DTI	Wtd Avg Current Balance	Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg CBLTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only
60%	64%	> 50%	-	-	-	-	0	-	-	-	-	-	-	-	-	-
65%	69%	> 50%	-	-	-	-	0	-	-	-	-	-	-	-	-	-
70%	74%	> 50%	-	-	-	-	0	-	-	-	-	-	-	-	-	-
75%	79%	> 50%	-	-	-	-	0	-	-	-	-	-	-	-	-	-
80%	84%	> 50%	112,565.55	225,131.10	11.89	-	665	50.58	82.84	86.94	-	100.00	86.94	13.06	-	-
85%	89%	> 50%	39,879.88	159,519.50	9.86	-	688	51.68	86.81	87.76	12.24	87.76	39.65	60.35	-	-
90%	94%	> 50%	38,213.91	496,780.76	9.92	-	704	51.24	90.07	40.24	8.27	65.32	41.55	42.50	15.95	-
95%	99%	> 50%	43,703.01	961,466.11	10.38	-	686	52.29	96.04	54.38	9.11	90.90	77.64	22.36	-	-
99.01% max		> 50%	45,095.70	13,618,900.18	10.47	-	664	52.44	99.98	11.04	8.97	100.00	79.34	19.38	1.28	-

DTI Low	DTI High	FICO	Wtd Avg Current Balance	Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg CBLTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only
20%	24%	< 525	-	-	-	-	0	-	-	-	-	-	-	-	-	-
25%	29%	< 550	28,785.79	28,785.79	12.00	-	501	29.00	90.08	100.00	-	100.00	100.00	-	-	-
30%	34%	< 575	27,979.76	251,817.85	12.38	-	552	32.18	92.12	52.84	17.61	100.00	57.23	42.77	-	-
35%	39%	< 600	34,940.85	2,515,741.07	11.02	-	589	36.92	98.27	3.43	-	100.00	94.13	3.12	2.74	-
40%	44%	< 625	38,959.52	21,116,059.03	11.00	-	608	42.09	98.99	7.00	6.49	99.52	85.00	12.71	2.30	-
45%	49%	< 650	42,036.37	43,843,931.77	10.97	-	621	46.89	98.55	8.77	10.27	99.43	74.06	22.24	3.70	-
50%	54%	< 675	43,343.68	16,037,162.55	11.04	-	632	51.01	99.14	14.83	6.06	99.77	79.94	18.84	1.22	-
54.01% max		< 700	36,437.54	2,295,564.83	11.06	-	648	54.92	99.47	19.45	12.00	99.41	85.28	14.72	-	-

LIMITED AND STATED DOC

FICO Low	FICO High	Wtd Avg Current Balance	Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg CBLTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only	% CA	% NY	% FL
500	524	70,265.13	140,530.27	13.11	-	510	-	72.54	100.00	-	100.00	-	-	100.00	-	54.78	0	0
525	549	66,903.00	133,806.00	11.48	-	526	-	75.75	99.29	-	100.00	-	100.00	-	-	0	0	0
550	574	32,803.31	32,803.31	10.90	-	570	30.40	100.00	-	-	100.00	-	100.00	-	-	0	0	100
575	599	46,653.12	1,026,368.55	11.24	-	592	41.81	87.09	20.93	6.17	97.64	-	39.39	60.61	-	66.33	0	6.23
600	624	46,047.53	10,959,311.82	11.62	-	621	39.14	96.81	18.35	13.54	96.96	-	85.68	14.32	-	35.26	3.18	8.79
625	649	45,160.20	56,811,533.22	11.47	-	638	39.86	97.35	18.86	17.48	97.85	-	88.84	11.16	0.50	27.02	5.61	8.61
650	674	47,768.61	86,449,595.52	10.93	-	662	40.06	97.14	23.95	15.06	95.66	-	87.67	12.33	1.89	36.63	4.8	6.96
675	699	51,604.94	79,574,814.33	10.39	-	687	39.29	97.11	28.79	17.31	92.13	-	87.47	12.53	3.60	42.33	5.73	5.72
700	724	53,737.40	56,209,325.48	9.99	-	711	39.05	97.08	31.56	17.39	89.79	-	84.86	15.14	5.86	44.35	5.34	4.87
725	749	55,123.56	33,460,002.36	9.70	-	736	38.70	97.50	35.86	14.17	90.14	-	87.57	12.43	9.04	47.59	6.2	3.52
750	774	59,068.31	21,559,934.51	9.73	-	760	38.65	95.93	30.03	19.29	81.85	-	87.48	12.52	7.43	47.38	8.29	3.77
775	799	59,472.12	10,169,732.16	9.54	-	785	37.31	95.92	38.16	12.69	85.09	-	88.27	11.73	5.71	49.24	3.66	6.04
800 max		43,136.66	1,035,279.86	9.25	-	807	37.95	96.46	28.44	6.51	81.45	-	89.14	10.86	-	45.24	2.89	7.06

IO LOANS

FICO Low	FICO High	Wtd Avg Current Balance	Current Balance	Wtd Avg GWAC	% MI	Wtd Avg FICO	Wtd Avg DTI	Wtd Avg CBLTV	% SFD	% PUD	% Owner Occ	% Full Doc	% Ltd Doc	% Stated Doc	% Int Only	% CA	% NY	% FL
500	524	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
525	549	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
550	574	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
575	599	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
600	624	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
625	649	94,207.31	282,621.93	9.47	-	646	38.95	92.35	72.15	-	100.00	-	100.00	-	100.00	100	-	-
650	674	75,071.21	1,801,708.97	9.95	-	667	39.29	98.33	90.34	-	100.00	9.17	90.83	-	100.00	96.97	-	-
675	699	90,524.48	3,349,405.77	8.84	-	688	39.47	98.11	62.28	27.27	100.00	14.52	63.03	22.45	100.00	100	-	-
700	724	89,091.74	3,652,761.24	8.17	-	710	38.36	95.41	57.64	25.29	100.00	9.76	53.20	37.04	100.00	98.92	-	-
725	749	89,048.86	3,205,758.84	7.77	-	736	38.59	98.95	67.37	5.20	100.00	5.67	59.38	34.95	100.00	100	-	-
750	774	85,029.16	1,700,583.29	8.14	-	762	38.81	99.84	52.23	23.46	96.94	5.86	60.55	33.60	100.00	96.94	-	-
775	799	94,431.61	849,884.53	7.96	-	787	36.25	97.60	57.17	10.27	100.00	31.66	46.74	21.59	100.00	100	-	-
800 max		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

DERIVED INFORMATION [01/25/05]

HEMT Series 2005-1

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

Debt To Income (DTI) Ratio

DTI	Total Balance		WA LTV	WA DTI	WA FICO	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout Refi
< 20.00	61,148,935.46	10.06%	92.53	15.18	696	79.75	87.41	8.42	19.37
20.001 – 25.00	14,711,729.12	2.42%	95.44	22.89	689	83.82	81.66	41.37	18.40
25.001 – 30.00	33,483,337.26	5.51%	96.16	28.07	677	83.30	91.07	40.64	22.37
30.001 – 35.00	63,052,861.54	10.37%	97.03	32.89	679	84.94	91.51	38.15	17.91
35.001 – 40.00	121,411,857.66	19.97%	97.14	37.86	678	84.31	93.90	35.89	15.58
40.001 – 45.00	184,964,988.07	30.43%	97.79	42.87	674	84.89	95.33	35.84	16.28
45.001 – 50.00	113,454,868.78	18.66%	98.14	47.79	662	84.91	97.82	51.97	20.65
50.001 – 55.00	15,484,211.37	2.55%	98.99	52.31	667	88.55	98.28	77.91	17.10
> 55.01	204,758.71	0.03%	94.85	58.61	656	100.00	93.42	45.10	37.13
TOTAL POOL	**607,917,547.97**	**1.00**	**97.00**	**39.94**	**676**	**84.25**	**93.82**	**37.81**	**17.85**

DERIVED INFORMATION [01/25/05]

HEMT Series 2005-1

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

Collateral Cuts for Hemt 2005-1

FICO Score

Note: Cells in red font are calculations

FICO	Total Balance		LTV	Adjusted Balance[1]		WA LTV	WA DTI	WA FICO	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout Refi
	Amount	%		Amount	%[2]							
0 – 499.99	127,347.56	0.02%	> 85.0	127,347.56	0.02%	97.94	35.44	-	76.01	100.00	-	34.83
500 – 549.99	631,636.97	0.10%	> 85.0	110,987.36	0.02%	75.58	38.97	526	97.03	100.00	56.57	39.32
550 – 574.99	614,275.66	0.10%	> 85.0	497,152.09	0.08%	92.88	40.99	565	98.21	99.46	94.66	48.94
575 – 599.99	23,131,520.83	3.81%	> 85.0	22,394,415.21	3.68%	98.49	42.24	590	90.96	99.90	95.56	27.91
600 – 619.99	39,314,624.25	6.47%	> 90.0	36,819,241.71	6.06%	98.48	41.48	609	89.47	99.68	97.57	27.80
620 – 649.99	130,984,864.25	21.55%	> 90.0	115,497,090.11	19.00%	97.60	40.42	635	88.08	98.49	47.23	22.63
650 – 679.99	147,412,009.73	24.25%	> 95.0	110,204,472.24	18.13%	96.93	40.39	664	84.61	96.17	29.11	19.31
680 – 699.99	88,337,791.98	14.53%	> 95.0	62,623,931.53	10.30%	96.76	39.39	689	84.70	92.12	21.78	15.93
700 +	177,363,476.74	29.18%	> 95.0	114,305,968.94	18.80%	96.30	38.70	735	78.78	87.14	25.08	10.35
TOTAL POOL	607,917,547.97	100.00%		462,580,606.75	76.09%	97.00	39.94	676	84.25	93.82	37.81	17.85

Debt To Income (DTI) Ratio

DTI	Total Balance		FICO	Adjusted Balance[1]		WA LTV	WA DTI	WA FICO	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout Refi
				Amount	%[2]							
< 20.00	61,148,935.46	10.06%	< 640	7,256,314.58	1.19%	92.53	15.18	696	79.75	87.41	8.42	19.37
20.001 – 25.00	14,711,729.12	2.42%	< 640	3,060,195.38	0.50%	95.44	22.89	689	83.82	81.66	41.37	18.40
25.001 – 30.00	33,483,337.26	5.51%	< 650	10,808,088.72	1.78%	96.16	28.07	677	83.30	91.07	40.64	22.37
30.001 – 35.00	63,052,881.54	10.37%	< 660	24,012,159.05	3.95%	97.03	32.89	679	84.94	91.51	38.15	17.91
35.001 – 40.00	121,411,857.66	19.97%	< 670	55,676,522.63	9.16%	97.14	37.86	678	84.31	93.90	35.89	15.58
40.001 – 45.00	184,964,988.07	30.43%	< 680	108,871,594.30	17.91%	97.79	42.87	674	84.89	95.33	35.84	16.28
45.001 – 50.00	113,454,868.78	18.66%	< 690	83,254,196.70	13.69%	98.14	47.79	662	84.91	97.82	51.97	20.65
50.001 – 55.00	15,484,211.37	2.55%	< 700	11,999,069.50	1.97%	98.99	52.31	667	88.55	98.28	77.91	17.10
> 55.01	204,758.71	0.03%	>= 700	-	0.00%	94.85	58.61	656	100.00	93.42	45.10	37.13
TOTAL POOL	607,917,547.97	100.00%		304,938,140.86	50.16%	97.00	39.94	676	84.25	93.82	37.81	17.85

Combined Loan To Value (LTV) Ratio

CBLTV	Total Balance		DTI	Adjusted Balance[1]		WA LTV	WA DTI	WA FICO	% SFD/ PUD	% Owner Occ	% Full Doc	% Cashout Refi
	Amount	%		Amount	%[2]							
< 69.99	7,305,082.14	1.20%	> 50	-	0.00%	56.51	36.73	685	93.75	92.17	45.04	79.44
70 – 79.99	9,327,459.09	1.53%	> 50	-	0.00%	76.18	38.22	670	87.77	85.74	26.90	77.52
80 – 84.99	11,204,009.70	1.84%	> 50	267,158.70	0.04%	81.54	35.90	673	83.17	87.38	24.09	58.52
85 – 89.99	24,730,929.68	4.07%	> 50	174,404.68	0.03%	88.39	37.78	689	83.24	83.90	31.11	47.81
90 – 94.99	60,567,820.81	9.96%	> 50	667,040.41	0.11%	91.37	37.69	691	77.35	70.94	26.97	26.91
95 – 99.99	88,243,262.78	14.52%	> 50	3,047,023.96	0.50%	96.97	39.33	688	82.99	87.42	39.21	17.51
100	406,538,983.77	66.87%	> 50	11,533,342.33	1.90%	100.00	40.61	670	85.39	99.62	40.04	11.16
TOTAL POOL	607,917,547.97	100.00%		15,688,970.08	2.58%	97.00	39.94	676	84.25	93.82	37.81	17.85

[1] Balance of the collateral cut combined with second qualifier, i.e. (LTV), FICO, DTI etc.

All other cuts except the adjusted balance are only for the main bucket

[2] Percent of the Aggregate Principal Balance.

Principal Balance

Scheduled Principal Balance	Total Balance Amount	%	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi	% Full Doc
0 – $50,999	274,963,978.09	45.23%	668	97.55	39.39	86.55	92.12	18.29	47.17
$51 – $200,999	323,825,644.39	53.27%	682	96.89	40.45	82.19	95.16	16.56	30.14
$201 – $300,999	4,846,794.40	0.80%	666	87.96	39.11	90.86	95.48	49.85	37.81
$301 – $400,999	3,864,788.57	0.64%	690	79.21	39.95	83.43	100.00	56.48	19.43
$401 – $500,999	416,342.52	0.07%	687	90.00	30.36	100.00	100.00	-	-
$501 – $600,999		0.00%							
$601 – $700,999		0.00%							
$701 – $800,999		0.00%							
$801 – $900,999		0.00%							
$901 – $1,000,999		0.00%							
>$1000K		0.00%							
TOTAL POOL	607,917,547.97	100.00%	676	97.00	39.94	84.25	93.82	17.85	37.81

Principal Balance: Average $48,124.24 Min: $780.24 Max: $416,342.52

Documentation Type

Documentation Type	Total Balance Amount	%	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
Full Doc	229,882,717.39	37.81%	656	97.53	40.73	87.20	95.90	24.58
NINA	20,344,445.61	3.35%	705	90.58	36.06	85.15	90.82	26.82
Reduced Doc	311,714,769.00	51.28%	687	97.45	39.49	82.18	93.12	10.34
Stated	45,975,615.97	7.56%	686	94.14	38.75	83.15	89.56	31.17
Other		0.00%						
TOTAL POOL	607,917,547.97	100.00%	676	97.00	39.94	84.25	93.82	17.85

Property Type

Property Type	Total Balance Amount	%	WA FICO	WA LTV	WA DTI	% Owner Occ	% Cashout Refi	% Full Doc
Single Family	421,276,677.69	69.30%	671	97.14	40.32	96.38	20.30	40.83
PUD	90,902,973.78	14.95%	686	96.63	38.60	88.67	14.67	31.29
Townhouse		0.00%						
2 – 4 Family	49,219,288.74	8.10%	694	95.33	39.11	81.67	10.41	24.64
Condo	46,491,452.68	7.65%	680	98.21	39.81	93.57	9.73	37.19
Manufactured (Factory Built)		0.00%						
Other (coop)	27,155.08	0.00%	707	100.00	39.81	100.00	-	-
TOTAL POOL	607,917,547.97	100.00%	676	97.00	39.94	93.82	17.85	37.81

Primary Mortgage Insurance

Mortgage Insurance	Total Balance Amount	%[2]	WA FICO	WA LTV	WA DTI	% Owner Occ	% Cashout Refi	% Full Doc	Is MI down to 60 LTV
Loans >80 LTV w/MI	-	#DIV/0!							
Loans >80 LTV w/o MI	-	#DIV/0!							
Other	-	#DIV/0!							
TOTAL	-	#DIV/0!							

Loan Purpose

Loan Purpose	Total Balance		WA. FICO	WA. LTV	WA. DTI	% SFD/ PUD	% Owner Occ
	Amount	%					
Refinance – Cashout	108,514,553.35	17.85%	660	92.01	39.98	91.11	96.30
Purchase	481,727,981.83	79.24%	680	98.26	39.95	82.48	93.17
Refinance – Rate Term	16,323,095.15	2.69%	666	94.46	39.33	90.12	96.27
Other	1,351,917.64	0.22%	619	79.60	40.11	94.44	97.85
TOTAL POOL	607,917,547.97	100.00%	676	97.00	39.94	84.25	93.82

Fixed Vs. Floating Collateral

Collateral Type	Total Balance		WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi	Index	Margin
	Amount	%[2]								
Fixed	607,917,547.97	100.00%	676	97.00	39.94	84.25	93.82	17.85		
Floating		0.00%								
2/28		0.00%								
3/27		0.00%								
Other		0.00%								
TOTAL	607,917,547.97	100.00%	676	97.00	39.94	84.25	93.82	17.85		

Lien Status

Lien Status	Total Balance		WA. FICO	WA. LTV	WA. DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
	Amount	%						
First Lien	116,230.47	0.02%	682	35.82	33.98	100.00	100.00	85.79
Second Lien	607,801,317.50	99.98%	676	97.01	39.94	84.25	93.82	17.84
Third Lien		0.00%						
TOTAL POOL	607,917,547.97	100.00%	676	97.00	39.94	84.25	93.82	17.85

Occupancy Type

Occupancy Type	Total Balance		WA. FICO	WA. LTV	WA. DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
	Amount	%						
Primary Residence	570,372,497.39	93.82%	673	97.40	40.22	85.32	100.00	18.32
Second Home	7,343,954.87	1.21%	720	91.75	36.79	80.66	-	12.17
Investment	30,201,095.71	4.97%	713	90.77	35.04	64.93	-	10.34
TOTAL POOL	607,917,547.97	100.00%	676	97.00	39.94	84.25	93.82	17.85

Prepayment Penalty

Prepayment Charges Term at Origination	Total Balance		# of Loans	WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
	Amount	%[2]							
0 Months	363,878,115.74	59.86%	8287	678	96.86	38.94	83.92	92.58	15.96
6 Months	20,129,197.93	3.31%	266	700	94.24	34.68	78.92	78.42	20.58
12 Months	43,386,351.67	7.14%	622	693	96.43	39.40	76.56	93.36	16.18
24 Months	97,432,331.29	16.03%	1977	667	99.14	43.10	88.26	99.06	10.29
36 Months	77,813,810.15	12.80%	1831	658	96.24	41.39	88.71	98.06	35.14
60 Months	5,076,937.72	0.84%	187	668	93.45	41.22	87.91	83.14	36.72
Other	200,803.47	0.03%	10	638	93.73	43.17	86.07	78.56	28.14
TOTAL	607,917,547.97	100.00%	13,180	676	97.00	39.94	84.25	93.82	17.85

Section 32 Loans

	Total Balance		WA FICO	WA LTV	WA DTI	% SFD/ PUD	% Owner Occ	% Cashout Refi
	Amount	%[2]						
Section 32 Loans	-	#DIV/0!						
Total	-	#DIV/0!						

GA % and Top 5 States

State	%
Georgia	2.74
California	34.38
Florida	7.84
Nevada	5.81
New York	4.76
Illinois	4.18

Top 5 Originators

Originator	%
CSFB U/W Guidelines	23.4
Ameriquest Mortgage Company	19.73
Aames Capital Corporation	17.54
Own-It Mortgage	6.45
Opteum Financial Services, LLC	5.26

Servicer

Servicer	%
Wilshire	100.00

STRESS ANALYSIS

Assuming LIBOR Ramp: 1 month LIBOR+300 over 36 months; 100% Loss Severity; 12 month lag for liquidation losses, Solve for first dollar of principal loss, i.e. breakeven CDR and corresponding cumulative losses.

	Breakeven CDR			Cumulative Losses		
	25 CPR	40 CPR	60 CPR	25 CPR	40 CPR	60 CPR
AA						
A						
BBB						
BBB-						

Default Ramp - 0 to 4.5 CDR over 36 months; and other assumptions remaining same as breakeven CDR, solve for a multiple of default ramp at first dollar principal loss for the following prepayment speeds:

	Multiple of Default Ramp			Cumulative Losses		
	25 CPR	40 CPR	60 CPR	25 CPR	40 CPR	60 CPR
AA						
A						
BBB						
BBB-						

DERIVED INFORMATION [01/24/05]

HEMT Series 2005-1

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

Hemt 2005-1 Prelim
BALLOONS ONLY

Principle Balance at Origination

Principle Balance at Origination	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
0.01 - 25,000.00	1,338	25,806,254.66	8.88	677	95.48	10.81	73.77
25,000.01 - 50,000.00	2,691	96,852,586.32	33.34	678	97.16	10.32	88.87
50,000.01 - 75,000.00	1,335	81,951,957.58	28.21	682	97.02	10.12	91.46
75,000.01 - 100,000.00	503	43,559,690.16	14.99	687	96.67	9.97	94.41
100,000.01 - 125,000.00	165	18,543,908.40	6.38	698	96.62	10.03	92.18
125,000.01 - 150,000.00	75	10,399,090.36	3.58	707	94.55	10.19	90.59
150,000.01 - 175,000.00	27	4,352,813.20	1.5	712	94.83	9.6	89.15
175,000.01 - 200,000.00	31	5,893,551.61	2.03	722	89.18	9.81	96.61
200,000.01 - 225,000.00	6	1,260,714.10	0.43	660	87.7	10.85	100
225,000.01 - 250,000.00	1	228,926.57	0.08	650	90	9.5	100
275,000.01 - 300,000.00	2	598,868.27	0.21	678	86.8	8.38	100
300,000.01 - 325,000.00	1	318,070.17	0.11	712	100	10.25	100
325,000.01 - 350,000.00	1	330,460.88	0.11	656	93.64	11.5	100
400,000.01 - 425,000.00	1	416,342.52	0.14	687	90	9	100
Total:	**6,177**	**290,513,234.80**	**100**	**684**	**96.49**	**10.21**	**89.64**

Scheduled Balance

Scheduled Balance	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
0.01 - 25,000.00	1,347	26,029,803.13	8.96	676	95.48	10.82	74
25,000.01 - 50,000.00	2,684	96,728,427.17	33.3	678	97.16	10.32	88.85
50,000.01 - 75,000.00	1,335	82,002,474.95	28.23	682	97.03	10.12	91.46
75,000.01 - 100,000.00	501	43,409,783.47	14.94	688	96.66	9.97	94.39
100,000.01 - 125,000.00	166	18,668,784.26	6.43	699	96.64	10.03	92.23
125,000.01 - 150,000.00	74	10,274,214.50	3.54	707	94.49	10.19	90.47
150,000.01 - 175,000.00	28	4,527,167.70	1.56	710	94.83	9.79	89.56
175,000.01 - 200,000.00	30	5,719,197.11	1.97	724	89.01	9.67	96.51
200,000.01 - 225,000.00	6	1,260,714.10	0.43	660	87.7	10.85	100
225,000.01 - 250,000.00	1	228,926.57	0.08	650	90	9.5	100
275,000.01 - 300,000.00	2	598,868.27	0.21	678	86.8	8.38	100
300,000.01 - 325,000.00	1	318,070.17	0.11	712	100	10.25	100
325,000.01 - 350,000.00	1	330,460.88	0.11	656	93.64	11.5	100
400,000.01 - 425,000.00	1	416,342.52	0.14	687	90	9	100
Total:	**6,177**	**290,513,234.80**	**100**	**684**	**96.49**	**10.21**	**89.64**

FICO

FICO	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
<= 0	1	52,446.36	0.02	0	95	10.88	100
526 - 550	2	39,130.74	0.01	533	95.99	15.08	100
551 - 575	6	256,843.14	0.09	564	96.67	12.84	100
576 - 600	270	10,605,784.46	3.65	590	98.97	10.83	100
601 - 625	567	22,191,723.88	7.64	615	98.13	11.19	99.03
626 - 650	974	44,103,872.58	15.18	639	96.34	10.87	97.37
651 - 675	1,239	57,127,710.72	19.66	663	96.51	10.6	93.14
676 - 700	1,084	53,055,602.39	18.26	688	96.05	10.01	88.4
701 - 725	864	43,726,274.76	15.05	713	96.68	9.68	84.76
726 - 750	540	27,406,510.53	9.43	737	96.62	9.44	82.39
751 - 775	404	20,720,834.21	7.13	762	95.36	9.47	77.67
776 - 800	188	9,687,445.55	3.33	786	95.11	9.19	77.77
801 - 825	37	1,496,248.56	0.52	807	91.09	8.88	75.29
826 - 850	1	42,806.92	0.01	834	100	9	100
Total:	**6,177**	**290,513,234.80**	**100**	**684**	**96.49**	**10.21**	**89.64**

Original Term

Original Term	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
61 - 120	26	646,445.29	0.22	659	98.46	12.25	100
121 - 180	5,897	276,586,602.66	95.21	685	96.38	10.18	89.13
181 - 240	254	13,280,186.85	4.57	665	98.78	10.64	99.76
Total:	**6,177**	**290,513,234.80**	**100**	**684**	**96.49**	**10.21**	**89.64**

Original Amortization Term

Original Amortization Term	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
181 - 240	17	683,096.14	0.24	627	100	10.48	100
301 - 360	6,160	289,830,138.66	99.76	684	96.48	10.21	89.62
Total:	**6,177**	**290,513,234.80**	**100**	**684**	**96.49**	**10.21**	**89.64**

Remaining Term to Maturity

Remaining Term to Maturity	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
61 - 120	26	646,445.29	0.22	659	98.46	12.25	100
121 - 180	5,897	276,586,602.66	95.21	685	96.38	10.18	89.13
181 - 240	254	13,280,186.85	4.57	665	98.78	10.64	99.76
Total:	**6,177**	**290,513,234.80**	**100**	**684**	**96.49**	**10.21**	**89.64**

Property Type

Property Type	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
2 - 4 Family	430	24,964,561.21	8.59	703	94.23	10.16	73.74
Condominium	481	20,486,536.67	7.05	689	97.39	10.23	87.1
Co-op	1	27,155.08	0.01	707	100	9	100
PUD	1,211	59,171,041.40	20.37	693	96.06	10.15	84.7
Single Family Residence	4,054	185,863,940.44	63.98	678	96.83	10.23	93.63
Total:	**6,177**	**290,513,234.80**	**100**	**684**	**96.49**	**10.21**	**89.64**

Occupancy Status

Occupancy Status	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
Investment	695	23,766,757.64	8.18	716	91.51	10.87	0
Primary	5,325	260,425,733.80	89.64	680	97.05	10.15	100
Secondary	157	6,320,743.36	2.18	719	92.12	10.08	0
Total:	**6,177**	**290,513,234.80**	**100**	**684**	**96.49**	**10.21**	**89.64**

Purpose

Purpose	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
Purchase	5,018	235,227,678.30	80.97	689	97.33	10.22	88.08
Refinance - Cashout	926	45,985,266.73	15.83	663	92.74	10.24	96.6
Refinance - Rate Term	233	9,300,289.77	3.2	670	93.77	9.75	94.81
Total:	**6,177**	**290,513,234.80**	**100**	**684**	**96.49**	**10.21**	**89.64**

Combined LTV - Given

Combined LTV - Given	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
0.01 - 10.00	1	19,948.05	0.01	696	9.48	6.75	100
10.01 - 20.00	2	25,705.63	0.01	679	19.45	10.36	100
20.01 - 30.00	1	97,544.42	0.03	699	26.96	9.75	100
30.01 - 40.00	4	200,408.75	0.07	659	36.39	11.67	100
40.01 - 50.00	4	397,090.88	0.14	778	48.53	8.63	90.44
50.01 - 60.00	5	293,006.83	0.1	652	58.13	10.29	100
60.01 - 70.00	19	1,466,919.28	0.5	695	65.74	9.22	89.8
70.01 - 80.00	110	7,268,777.05	2.5	680	77.98	8.82	81.41
80.01 - 90.00	1,018	43,635,224.84	15.02	696	89.19	9.65	66.4
90.01 - 95.00	1,078	49,367,659.41	16.99	698	94.7	10.27	74.71
95.01 - 100.00	3,935	187,740,949.66	64.62	678	99.9	10.39	99.25
Total:	**6,177**	**290,513,234.80**	**100**	**684**	**96.49**	**10.21**	**89.64**

State

State	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
California	1,434	97,286,337.52	33.49	689	96	10.03	90.95
Nevada	576	27,959,408.21	9.62	701	96.12	9.94	79.38
Florida	387	15,564,057.02	5.36	665	97.6	10.37	87
New York	205	13,606,693.40	4.68	686	92.77	9.51	89.19
Arizona	388	12,354,871.77	4.25	686	96.48	10.34	76.26
Texas	397	12,282,093.63	4.23	665	98.79	10.38	91.65
Washington	280	11,787,822.84	4.06	666	98.12	10.49	97.13
Virginia	212	11,274,722.27	3.88	675	97.34	10.52	95.31
Maryland	217	11,273,587.76	3.88	679	97.55	10.77	95.97
Georgia	303	10,313,728.38	3.55	687	97.78	10.28	87.66
New Jersey	156	8,746,611.84	3.01	705	90.87	9.68	91.31
Oregon	196	6,647,966.47	2.29	679	97.63	10.52	94.68
Colorado	157	6,552,201.47	2.26	682	97.25	10.22	91.2
Illinois	136	6,033,759.25	2.08	695	96.16	10.55	89.85
Ohio	162	4,682,647.79	1.61	657	98.78	10.75	97.63
Other	971	34,146,725.18	11.75	677	97.6	10.55	91.06
Total:	**6,177**	**290,513,234.80**	**100**	**684**	**96.49**	**10.21**	**89.64**

Documentation Type

Documentation Type	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
Full/Alt	2,626	108,261,246.36	37.27	664	97.66	10.07	92.91
NINA	234	10,260,159.43	3.53	714	92.9	11.26	94.91
Reduced	2,730	144,241,879.93	49.65	696	96.08	10.16	87.36
Stated/Stated	587	27,749,949.08	9.55	689	95.41	10.61	86.8
Total:	**6,177**	**290,513,234.80**	**100**	**684**	**96.49**	**10.21**	**89.64**

Current Rate

Current Rate	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
5.501 - 6.000	2	117,957.28	0.04	658	93.74	5.77	100
6.001 - 6.500	36	1,657,709.86	0.57	739	88.91	6.49	97.22
6.501 - 7.000	103	4,954,084.37	1.71	732	89.9	6.85	97.34
7.001 - 7.500	150	7,214,131.55	2.48	725	91.88	7.34	96.9
7.501 - 8.000	215	10,818,398.20	3.72	714	94.02	7.87	95.47
8.001 - 8.500	244	12,641,719.64	4.35	713	93.63	8.37	91.24
8.501 - 9.000	594	33,384,614.75	11.49	702	96.82	8.88	94.55
9.001 - 9.500	666	32,950,296.15	11.34	695	96.23	9.36	92.58
9.501 - 10.000	846	41,465,293.17	14.27	688	96.76	9.88	87.91
10.001 - 10.500	718	33,900,886.93	11.67	675	97.48	10.35	88.58
10.501 - 11.000	817	37,404,597.12	12.88	664	97.62	10.84	89.78
11.001 - 11.500	466	21,742,417.19	7.48	663	97.62	11.32	90.83
11.501 - 12.000	448	21,163,148.01	7.28	665	96.84	11.85	84.68
12.001 - 12.500	386	15,473,990.95	5.33	681	96.26	12.43	69.24
12.501 - 13.000	101	3,275,797.16	1.13	664	97.86	12.85	91.2
13.001 - 13.500	92	2,784,239.45	0.96	651	97.48	13.35	93.55
13.501 - 14.000	119	3,665,175.10	1.26	642	97.61	13.87	96.04
14.001 - 14.500	145	5,095,143.99	1.75	649	98.59	14.48	89.94
14.501 - 15.000	22	627,008.28	0.22	625	99.54	14.89	100
15.001 - 15.500	2	54,558.78	0.02	645	100	15.33	100
15.501 - 16.000	5	122,066.87	0.04	599	99.51	15.73	100
Total:	**6,177**	**290,513,234.80**	**100**	**684**	**96.49**	**10.21**	**89.64**

Interest Only

Interest Only	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
0	6,175	290,411,058.86	99.96	684	96.49	10.21	89.65
36	2	102,175.94	0.04	697	94.84	9.06	74.27
Total:	**6,177**	**290,513,234.80**	**100**	**684**	**96.49**	**10.21**	**89.64**

Prepay Penalty Period

Prepay Penalty Period	No of Loans	Aggregate Scheduled Balance	% of Loans by Scheduled Balance	Weighted Average FICO	Weighted Average Combined LTV	Weighted Average Coupon	% Owner Occupied
0	3,889	178,542,804.75	61.46	691	95.74	10.16	87.26
3	3	87,449.15	0.03	663	90.83	9.99	83.37
6	148	9,364,341.12	3.22	696	95.84	10.06	74.57
12	262	17,273,014.51	5.95	689	94.71	10.04	84.68
24	866	43,858,236.46	15.1	672	98.75	10.22	98.01
36	907	37,948,375.14	13.06	661	98.69	10.41	98.16
48	3	80,503.68	0.03	621	95.77	13.53	64.59
60	99	3,358,509.99	1.16	677	93.4	11.61	78.98
Total:	**6,177**	**290,513,234.80**	**100**	**684**	**96.49**	**10.21**	**89.64**

LIEN POSITION

LIEN POSITION	No of Loans	*Aggregate* Scheduled Balance	% of *Loans by* Scheduled Balance	*Weighted* Average FICO	*Weighted* Average Combined LTV	*Weighted* Average Coupon	% Owner Occupied
1	2	35,689.23	0.01	659	14.12	9.06	100
2	6,175	290,477,545.57	99.99	684	96.5	10.21	89.64
Total:	**6,177**	**290,513,234.80**	**100**	**684**	**96.49**	**10.21**	**89.64**

DERIVED INFORMATION [01/24/05]

HEMT Series 2005-1

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

Originator

Originator	No of Loans	Total Scheduled Balance	%	Combined LTV	WA DTI	FICO	SFR PUD %	OO %	Full/Alt Doc Pct	Cashout Refi %
CSFB U/W Guidelines	2,790	142,274,395.57	23.4	94.18	37.52	701	77.97	83.91	16.7	14.14
Ameriquest Mortgage Company	2,704	119,928,495.16	19.73	99.92	39.1	663	82.23	100	24.38	11.34
Aames Capital Corporation	2,515	106,654,042.39	17.54	99.33	41.86	646	86.53	100	68.34	23.25
Own-It Mortgage	724	39,217,633.32	6.45	99.3	45.01	681	87.32	100	53.02	9.44
Opteum Financial Services, LLC	727	32,001,461.89	5.26	97.84	38.02	688	91.2	89.07	30.63	6.77
Other	3,720	167,841,519.64	27.61	95.13	40.09	679	87.53	93.36	43.73	26.29
Total:	**13,180**	**607,917,547.97**	**100**	**97**	**39.94**	**676**	**84.25**	**93.82**	**37.81**	**17.85**

DERIVED INFORMATION [01/24/05]

HEMT Series 2005-1

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

1. FICO & Documentation

FICO & Documentation	Full Doc	Reduced Doc	Stated Stated	No Doc	All Docs	Average Scheduled Balance	Combined LTV
<= 400	0.00	0.02	0.00	0.00	0.02	42,449.19	97.94
501 - 550	0.06	0.02	0.02	0.00	0.10	35,362.82	75.73
551 - 600	4.08	0.07	0.10	0.00	4.25	35,351.69	98.39
601 - 650	16.46	10.38	1.38	0.39	28.61	42,075.75	97.76
651 - 700	10.05	23.64	3.39	1.25	38.33	47,792.16	96.86
701 - 750	4.74	12.51	2.06	1.15	20.46	50,900.71	96.65
751 - 800	2.28	4.50	0.59	0.52	7.89	51,889.48	95.53
801 - 850	0.15	0.13	0.02	0.04	0.33	39,773.40	92.30
Total:	*37.81*	*51.28*	*7.56*	*3.35*	*100.00*	*46,124.24*	*97.00*

2. Comb. LTV & FICO

Comb. LTV & FICO	FICO N/A	FICO 500-550	FICO 551-600	FICO 601-650	FICO 651-700	FICO 701-750	FICO 751-800	FICO 801 +	Total	Average Scheduled Balance	WAC
<= 50.00	0.00	0.00	0.00	0.05	0.13	0.07	0.05	0.03	0.33	63,903.61	9.48
50.01 - 55.00	*0.00*	*0.01*	*0.00*	*0.00*	*0.02*	*0.01*	*0.01*	*0.00*	*0.05*	*41,198.64*	*10.73*
55.01 - 60.00	0.00	0.01	0.01	0.04	0.12	0.06	0.01	0.00	0.24	70,528.62	9.85
60.01 - 65.00	0.00	0.01	0.00	0.07	0.08	0.02	0.09	0.00	0.27	71,485.40	9.56
65.01 - 70.00	0.00	0.01	0.02	0.14	0.11	0.04	0.02	0.00	0.34	74,183.12	9.89
70.01 - 75.00	0.00	0.00	0.04	0.17	0.22	0.08	0.02	0.00	0.53	64,126.01	9.80
75.01 - 80.00	0.00	0.03	0.02	0.48	0.78	0.40	0.18	0.00	1.90	68,733.39	9.32
80.01 - 85.00	0.00	0.02	0.06	0.38	0.68	0.24	0.11	0.00	1.49	47,862.36	9.99
85.01 - 90.00	0.00	0.00	0.16	1.77	4.02	2.68	1.27	0.08	9.99	43,257.02	9.78
90.01 - 95.00	0.01	0.01	0.22	1.95	4.07	3.06	1.63	0.06	11.01	42,544.77	10.32
95.01 - 100.00	0.01	0.01	3.72	23.56	28.10	13.78	4.51	0.16	73.85	46,355.11	10.58
Total:	**0.02**	**0.10**	**4.25**	**28.61**	**38.33**	**20.46**	**7.89**	**0.33**	**100.00**	**46,124.24**	**10.42**

3. Balance & FICO

Balance & FICO	FICO N/A	FICO 500-550	FICO 551-600	FICO 601-650	FICO 651-700	FICO 701-750	FICO 751-800	FICO 801 +	Total	WA CBLTV	WAC
0.01 - 50,000.00	0.01	0.06	2.66	15.03	15.74	7.49	2.88	0.16	44.03	97.52	10.64
50,000.01 - 100,000	0.01	0.02	1.48	11.80	17.46	9.04	3.23	0.15	43.18	97.59	10.32
100,000.01 - 150,00	0.00	0.02	0.07	1.12	3.57	2.61	1.11	0.02	8.51	95.91	9.99
150,000.01 - 200,00	0.00	0.00	0.00	0.30	0.91	0.92	0.62	0.00	2.74	90.05	9.74
200,000.01 - 250,00	0.00	0.00	0.03	0.32	0.23	0.15	0.00	0.00	0.73	87.41	11.13
250,000.01 - 300,00	0.00	0.00	0.00	0.05	0.00	0.05	0.00	0.00	0.10	86.80	8.38
300,000.01 - 350,00	0.00	0.00	0.00	0.00	0.05	0.16	0.05	0.00	0.27	90.51	10.45
350,000.01 - 400,00	0.00	0.00	0.00	0.00	0.30	0.06	0.00	0.00	0.37	71.04	10.79
400,000.01 - 450,00	0.00	0.00	0.00	0.00	0.07	0.00	0.00	0.00	0.07	90.00	9.00
Total:	**0.02**	**0.10**	**4.25**	**28.61**	**38.33**	**20.46**	**7.89**	**0.33**	**100.00**	**97.00**	**10.42**

4. PPM & FICO

PPM & FICO	FICO N/A	FICO 500-550	FICO 551-600	FICO 601-650	FICO 651-700	FICO 701-750	FICO 751-800	FICO 801 +	Total	WA CBLTV	WAC	Average Scheduled Balance
0	0.02	0.04	1.48	17.15	23.25	12.67	5.00	0.24	59.86	96.86	10.56	43,909.51
3	0.00	0.00	0.00	0.01	0.00	0.00	0.00	0.00	0.01	90.83	9.99	29,149.72
6	0.00	0.00	0.00	0.37	1.39	1.14	0.39	0.02	3.31	94.24	10.07	75,673.68
12	0.00	0.01	0.19	1.06	2.83	2.16	0.88	0.01	7.14	96.43	9.66	69,752.98
24	0.00	0.00	1.19	5.11	5.94	2.71	1.04	0.03	16.03	99.14	10.25	49,282.92
30	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.01	96.47	13.41	8,212.66
36	0.00	0.05	1.32	4.59	4.68	1.65	0.49	0.03	12.80	96.24	10.39	42,497.98
48	0.00	0.00	0.01	0.00	0.00	0.00	0.00	0.00	0.01	95.77	13.53	26,834.56
60	0.00	0.01	0.05	0.32	0.25	0.13	0.08	0.00	0.84	93.45	11.79	27,149.40
Total:	0.02	0.10	4.25	28.61	38.33	20.46	7.89	0.33	100.00	97.00	10.42	46,124.24

5. RATES & FICO

RATES & FICO	FICO N/A	FICO 500-550	FICO 551-600	FICO 601-650	FICO 651-700	FICO 701-750	FICO 751-800	FICO 801 +	Total	WA CBLTV	WAC	Average Scheduled Balance
5.501 - 6.000	0.00	0.00	0.01	0.01	0.02	0.01	0.00	0.00	0.04	95.73	5.86	44,420.36
6.001 - 6.500	0.00	0.00	0.00	0.02	0.07	0.16	0.28	0.00	0.52	85.47	6.46	50,041.26
6.501 - 7.000	0.00	0.00	0.00	0.02	0.22	0.67	0.47	0.01	1.39	88.55	6.86	52,053.64
7.001 - 7.500	0.00	0.00	0.00	0.08	0.42	0.92	0.47	0.03	1.92	92.82	7.37	52,141.40
7.501 - 8.000	0.00	0.00	0.04	0.20	0.88	1.32	0.43	0.05	2.90	94.83	7.87	49,944.28
8.001 - 8.500	0.00	0.00	0.06	0.29	0.95	1.52	0.60	0.04	3.45	94.62	8.37	53,112.41
8.501 - 9.000	0.00	0.00	0.05	0.94	2.87	2.69	1.15	0.06	7.76	96.53	8.88	55,274.65
9.001 - 9.500	0.00	0.00	0.13	1.24	4.48	2.27	0.91	0.06	9.09	96.87	9.36	48,016.93
9.501 - 10.000	0.00	0.00	0.26	3.20	5.29	2.95	1.13	0.03	12.85	97.14	9.86	48,840.09
10.001 - 10.500	0.00	0.00	0.39	4.00	4.41	1.87	0.79	0.02	11.48	97.12	10.35	47,973.81
10.501 - 11.000	0.01	0.01	2.33	4.76	6.04	2.81	0.62	0.01	16.59	97.69	10.82	46,306.94
11.001 - 11.500	0.01	0.02	0.33	4.04	5.30	1.75	0.46	0.00	11.91	98.49	11.27	45,306.28
11.501 - 12.000	0.00	0.01	0.35	2.93	4.34	0.53	0.29	0.00	8.46	98.04	11.80	44,345.03
12.001 - 12.500	0.01	0.01	0.12	4.20	1.65	0.64	0.24	0.01	6.87	97.74	12.36	41,052.96
12.501 - 13.000	0.00	0.02	0.08	0.93	0.47	0.12	0.01	0.00	1.62	95.74	12.77	33,026.62
13.001 - 13.500	0.00	0.01	0.02	0.39	0.21	0.06	0.01	0.00	0.70	96.44	13.34	29,041.07
13.501 - 14.000	0.00	0.02	0.05	0.50	0.21	0.06	0.01	0.00	0.84	96.40	13.87	26,414.58
14.001 - 14.500	0.00	0.00	0.04	0.69	0.52	0.11	0.04	0.00	1.40	98.06	14.47	32,148.11
14.501 - 15.000	0.00	0.00	0.01	0.13	0.01	0.00	0.00	0.00	0.16	98.90	14.88	19,755.82
15.001 - 15.500	0.00	0.00	0.00	0.02	0.01	0.00	0.00	0.00	0.02	100.00	15.28	26,411.57
15.501 - 16.000	0.00	0.01	0.00	0.02	0.00	0.00	0.00	0.00	0.04	98.02	15.83	24,094.66
17.001 - 17.500	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	99.60	17.38	15,167.95
Total:	0.02	0.10	4.25	28.61	38.33	20.46	7.89	0.33	100.00	97.00	10.42	46,124.24

6. RATES & CBLTV

RATES & CBLTV	CBLTV below 70	CBLTV 70 - 80	CBLTV 81 - 90	CBLTV 91 - 100	Total	WA FICO	Avergage Scheduled Balance
5.51 - 6.00	0.00	0.00	0.01	0.02	0.04	662	44,420.36
6.01 - 6.50	0.06	0.10	0.17	0.17	0.52	742	50,041.26
6.51 - 7.00	0.11	0.16	0.52	0.60	1.39	735	52,053.64
7.01 - 7.50	0.07	0.16	0.47	1.22	1.92	725	52,141.40
7.51 - 8.00	0.05	0.12	0.73	1.99	2.90	711	49,944.28
8.01 - 8.50	0.10	0.23	0.60	2.52	3.45	711	53,112.41
8.51 - 9.00	0.06	0.23	1.27	6.17	7.76	702	55,274.65
9.01 - 9.50	0.10	0.33	1.07	7.58	9.09	692	48,016.93
9.51 - 10.00	0.10	0.23	1.60	10.91	12.85	682	48,840.09
10.01 - 10.50	0.12	0.22	1.45	9.69	11.48	668	47,973.81
10.51 - 11.00	0.25	0.25	1.25	14.80	16.59	662	46,306.94
11.01 - 11.50	0.04	0.14	0.64	11.03	11.91	665	45,306.28
11.51 - 12.00	0.02	0.11	0.68	7.62	8.46	657	44,345.03
12.01 - 12.50	0.02	0.10	0.63	6.11	6.87	654	41,052.96
12.51 - 13.00	0.07	0.06	0.11	1.38	1.62	648	33,026.62
13.01 - 13.50	0.01	0.01	0.09	0.59	0.70	651	29,041.07
13.51 - 14.00	0.03	0.01	0.05	0.74	0.84	642	26,414.58
14.01 - 14.50	0.01	0.00	0.03	1.35	1.40	655	32,148.11
14.51 - 15.00	0.00	0.00	0.01	0.15	0.16	623	19,755.82
15.01 - 15.50	0.00	0.00	0.00	0.02	0.02	635	26,411.57
15.51 - 16.00	0.00	0.00	0.00	0.03	0.04	604	24,094.66
17.01 - 17.50	0.00	0.00	0.00	0.00	0.00	612	15,167.95
Total:	1.20	2.46	11.39	84.68	100.00	676	46,124.24

DERIVED INFORMATION [01/26/05]

HEMT Series 2005-1

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

Deal Name: HEMT 2005-1
Total Collat Balance 607,917,547.97
Detailed collateral Info

	# of Loans	Balance	Avg. Balance	% of Collat balance	WAC	WARM	FICO	OLTV	CBLTV	DTI	% of Full Doc	% of Primary Owner	% Cashout
Aggregated													
RATE													
10.001 - 10.500	1455	69,801,899.75	47,973.81	11.48	10.3500	323	668	19.35	97.12	40.14	47.66	92.53	20.18
10.501 - 11.000	2178	100,856,508.48	46,306.94	16.59	10.8200	322	662	19.56	97.69	40.26	40.09	95.31	18.03
11.001 - 11.500	1598	72,399,441.83	45,306.28	11.91	11.2700	329	665	19.71	98.49	40.82	27.89	96.81	16.85
11.501 - 12.000	1160	51,440,230.27	44,345.03	8.46	11.8000	332	657	19.69	98.04	39.78	23.61	91.86	16.34
12.001 - 12.500	1017	41,750,861.88	41,052.96	6.87	12.3600	336	654	19.37	97.74	38.88	11.55	86.33	12.13
12.501 - 13.000	299	9,874,959.39	33,026.62	1.62	12.7700	296	648	19.63	95.74	39.27	36.17	93.80	23.81
13.001 - 13.500	146	4,239,995.57	29,041.07	0.70	13.3400	273	651	19.45	96.44	42.46	66.45	94.27	36.95
13.501 - 14.000	193	5,098,014.85	26,414.58	0.84	13.8700	278	642	19.73	96.40	42.56	64.20	93.55	24.49
14.001 - 14.500	265	8,519,250.32	32,148.11	1.40	14.4700	264	655	22.34	98.06	40.19	28.59	91.54	27.93
14.501 - 15.000	48	948,279.49	19,755.82	0.16	14.8800	258	623	19.12	98.90	44.95	60.71	100.00	12.65
FICO													
N/A or Below 499	3	127,347.56	42,449.19	0.02	11.5300	357	0	17.94	97.94	35.44	0.00	100.00	34.83
500 - 519	7	224,914.79	32,130.68	0.04	13.1900	187	509	15.78	79.64	38.80	37.52	100.00	25.67
520 - 539	6	228,519.22	38,086.54	0.04	12.5100	267	528	27.11	77.46	45.06	41.45	100.00	24.32
540 - 559	20	299,858.10	14,992.91	0.05	12.8600	197	549	14.03	79.54	37.45	100.00	100.00	50.11
560 - 579	31	572,803.90	18,477.55	0.09	11.9400	222	569	19.43	92.67	40.69	94.27	99.42	52.63
580 - 599	632	23,051,337.45	36,473.64	3.79	10.8600	294	590	19.30	98.49	42.25	95.55	99.89	27.94
600 - 619	1048	39,314,624.25	37,513.95	6.47	11.0900	313	609	19.76	98.48	41.48	97.57	99.68	27.8
620 - 639	1937	83,708,804.04	43,215.70	13.77	11.2600	328	629	19.35	97.63	40.14	50.49	98.63	23.36
CLTV													
<= 80.00	*329*	*22,266,503.93*	*67,679.34*	*3.66*	*9.5300*	*297*	*679*	*18.38*	*70.69*	*36.67*	*29.74*	*86.82*	*70.5*
80.01 - 85.00	189	9,045,986.95	47,862.36	1.49	9.9900	307	670	16.33	83.83	37.14	29.82	91.58	66.85
85.01 - 90.00	1404	60,732,849.07	43,257.02	9.99	9.7800	323	693	15.23	89.63	37.47	24.33	70.88	29.43
90.01 - 95.00	1,573	66,922,920.97	42,544.77	11.01	10.3200	324	694	17.17	94.66	38.28	33.83	78.64	21.07
95.01 - 100.00	9,685	448,949,287.05	46,355.11	73.85	10.5800	325	670	20.32	99.92	40.60	40.79	99.58	12.21
2nd Home	182	7,343,954.87	40,351.40	1.21	10.0100	337	720	16.07	91.75	36.79	21.56	0.00	12.17
Invest Property	887	30,201,095.71	34,048.59	4.97	10.9000	333	713	15.96	90.77	35.04	25.97	0.00	10.34
Documentation Type													
Stated Doc	900	45,975,615.97	51,084.02	7.56	10.4100	315	686	18.57	94.14	38.75	0.00	89.56	31.17
Reduced Doc	6,190	311,714,769.00	50,357.80	51.28	10.5600	331	687	19.39	97.45	39.49	0.00	93.12	10.34
No Doc	382	20,344,445.61	53,257.71	3.35	11.2400	319	705	19.79	90.58	36.06	0.00	90.82	26.82

Cash Out	2341	108,514,553.35	46,353.93	17.85	10.4300	304	660	19.70	92.01	39.98	52.06	96.30	100
2-4 Family	844	49,219,288.74	58,316.69	8.10	10.4200	330	694	17.86	95.33	39.11	24.64	81.67	10.41
Debt to Income Ratio													
40.01 - 45.00	3842	184,964,988.07	48,142.89	30.43	10.5200	326	674	19.44	97.79	42.87	35.84	95.33	16.28
45.01 - 50.00	2444	113,454,868.78	46,421.80	18.66	10.4400	316	662	19.53	98.14	47.79	51.97	97.82	20.65
50.01 - 55.00	343	15,484,211.37	45,143.47	2.55	10.4500	333	667	19.89	98.99	52.31	77.91	98.28	17.1
greater than 55	6	204,758.71	34,126.45	0.03	12.0000	261	656	19.54	94.85	58.61	45.10	93.42	37.13
Prepayment Penalty	4,893	244,039,432.23	49,875.22	40.14	10.2100	311	671	19.74	97.20	41.44	45.55	95.68	20.67
Junior Ratio													
40.01 - 45.00	20	1,176,471.47	58,823.57	0.19	10.6900	235	666	35.31	82.94	39.55	27.15	100.00	67.6
45.01 - 50.00	31	1,938,245.01	62,524.03	0.32	9.8600	231	705	36.06	75.23	39.29	37.01	83.43	60.42
50.01 - 55.00	9	1,002,508.62	111,389.85	0.16	10.6100	297	703	40.84	79.90	36.14	12.85	88.57	72.9
55.01 - 60.00	6	530,228.97	88,371.50	0.09	8.2500	290	737	38.20	67.27	34.48	63.07	93.46	63.11
60.01 - 70.00	6	891,099.42	148,516.57	0.15	8.7600	310	726	44.40	70.25	34.52	14.90	95.02	86.56
70.01 - 80.00	7	541,876.45	77,410.92	0.09	10.5000	274	681	29.27	37.86	38.72	81.49	100.00	100
80.01 - 85.00	1	48,732.41	48,732.41	0.01	11.0000	305	678	33.33	39.98	0.00	0.00	100.00	100
85.01 - 95.00	2	150,250.89	75,125.45	0.02	9.8700	144	665	70.37	76.46	29.28	35.84	100.00	100
95.01 >=	4	116,230.47	29,057.62	0.02	12.0900	229	662	35.82	35.82	33.98	27.75	100.00	85.79